Reply Attention of Ethan P. Minsky
Direct Tel. 604.643.3151
EMail Address epm@cwilson.com
Our File No. 28466-0001 / D/EPM/655321.1

December 9, 2004

BY EDGAR AND BY COURIER

Securities and Exchange Commission
Mail Stop 0511
450 Fifth Street NW
Washington, DC 20549
USA

Attention:	John Reynolds, Assistant Director Office of Emerging Growth Companies	John Zitko Division of Corporation Finance

Dear Sirs:

Re: Entrée Gold Inc. Registration Statement on Form 10-SB File No. 0-50982 Filed October 12, 2004

Thank you for your letter of November 17, 2004 with respect to the Registration Statement on Form 10-SB (the "Form 10-SB") filed by Entrée Gold Inc. (the "Company"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments. We enclose three blacklined copies of Amendment No. 1 to the Form 10-SB (the "Amendment"). Page references used in this letter relate to the enclosed blacklined version of the Amendment.

General

1. As requested, the Company has revised the Form 10-SB throughout to reflect the changed circumstances resulting from the agreement with Ivanhoe Mines Ltd.

Description of Business, p.2

2. The basis under applicable law for the increase in authorized capital to an unlimited number of common shares is found in Section 8(1) of the Yukon Business Corporations Act (R.S.Y. c.15, s. 8) and the prescribed form of Articles of Incorporation promulgated by the Yukon Registrar of Corporations. Section 8(1) of the Yukon Business Corporations Act provides, in pertinent part, as follows:

"Articles of Incorporation

8(1)  Articles of incorporation shall be in the prescribed form and shall set out, in respect of the proposed corporation,

(a) the name of the corporation;

(b) the classes and any maximum number of shares that the corporation is authorized to issue, and

(i) if there are two or more classes of shares, the special rights, privileges, restrictions and conditions attaching to each class of shares, and

(ii) if a class of shares may be issued in series, the authority given to the directors to establish the number of shares in, and to determine the designation of each series, and the rights, privileges, restrictions and conditions attaching to the shares of each series;"

Article 2 of the form of the Articles of Incorporation prescribed by the Yukon requires that the issuer state:

"2. The classes and any maximum number of shares that the corporation is authorized to issue."

3. The Company has expanded its disclosure regarding the impact of its agreement with Ivanhoe Mines Ltd. on its competitive position, although the Company believes that this impact is relatively minor and will not materially affect its competitive position or the methods whereby it competes with other companies engaged in similar businesses. (See page 6.)

4. The Company has revised the Description of Business section to indicate why the Costa Rica mineral property was abandoned, and the total dollar amount lost on the operation, including the $200,000 initial cost. (See page 2.)

5. Mongol Gazar Co. Ltd. and Ivanhoe Mines Ltd. are not related to the Company or its affiliates or associates except to the extent of their respective shareholdings in the Company which are disclosed in the registration statement. For clarity, the Company has added disclosure to the Form 10-SB where each of these entities is first mentioned to confirm that these transactions were at 'arms length' with unrelated parties. (See pages 3 and 4.)

6. The Company agrees that Robert Cann is a significant employee and has added information about Mr. Cann to address the requirements of Item 401(b) of Regulation S-B. (See page 31 and 35.)

Plan of Operation, p.6

7. The Company has expanded the discussion in its Plan of Operation to reflect the effect of the 4,600,000 unit private placement by Ivanhoe Mines Ltd. and the terms of its Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd. on the Company's exploration program for the 12 month period ending November 30, 2005 as well as the effect on the Company's need for financing during the next 12 months, (See pages 5-6, and 7-12.)

8. In accordance with Item 101(b)(12) of Regulation S-B, the Company has disclosed the number of total and full-time employees. (See pages 12 and 30.)

Risks Associated with Mining, p.10

9. The Company has reviewed risk factor 6 in light of the recent agreement with Ivanhoe Mines Ltd. and has concluded that the risks referred to are not affected by the agreement with Ivanhoe Mines Ltd. The risk presented is one of competition for resource properties upon which the Company or its competitors would proceed to conduct exploration efforts. The Company continues to compete with other exploration companies (including Ivanhoe Mines Ltd.) for these other resource properties. The Company does not compete with other mining companies (including Ivanhoe Mines Ltd.) in the exploitation of, or the sale of minerals produced from, its existing mineral properties, as the Company believes that market demand for these minerals exceeds the available supply.

Risks Associated With Our Common Stock, p. 15

10. The page reference to the section entitled "Market for Common Equity and Related Stockholder Matters" has been revised to page 41. (See page 20.)

Description of Property, p. 17

General Overview of Our Mongolian Licenses, p. 19

11. The Company has expanded its discussion on the process and likelihood of approval for the conversion of its exploration licenses to mining licenses by the Mineral Resources Authority of Mongolia. (See page 21.)

Security Ownership of Certain Beneficial Owners and Management, p. 27

12. The Company has revised the chart on Security Ownership of Certain Beneficial Owners and Management to include what information the Company can obtain about persons holding 5% or more of its shares, as well as the additional beneficial holdings of officers and directors. The Company has revised footnote 12 to this chart to reflect that CDS & Co. cannot provide information about beneficial shareholders who have objected to the release of information about their identity or shareholdings. (See page 31 - 32.)

Certain Relationships and Related Transactions, p. 33

13. In accordance with Item 404 of Regulation S-B, the Company has amended its disclosure in the Certain Relationships and Related Transactions section to include material transactions. (See pages 39 - 41.)

Market for Common Equity and Related Stockholder Matters, p. 34

14. The Company has revised the Form 10-SB to include disclosure with respect to the shares quoted on the Pink Sheets under the symbol ETEEF. (See pages 41 - 42.). The Company has contacted Pink Sheets LLC and requested that they cease making any reference to the Company or its common shares. The Company's request was denied, and the Company was informed that Pink Sheets LLC would not remove these references to the Company unless it became a private company. Pink Sheets LLC advised that the Company is listed as "Other OTC", which is defined on the Pink Sheet website as "...the trading of a security that is not listed on any stock exchange or quoted on the Pink Sheets or the OTCBB...".

15. The Company has included a discussion of the items required by Item 201(a)(1)(iv) of Regulation S-K and Instruction 4 thereto. (See pages 43 - 52).

Recent Sales of Unregistered Securities, p. 36

16. The Company has revised its disclosure to include information that will enable the reader to determine, with respect to each issuance, that (a) that there was no need for an exemption from the registration requirements of the Securities Act of 1933 or (b) the specific exemption from the Securities Act of 1933 upon which the Company relied. Although the facts leading to a conclusion under (a), above, would be similar to an analysis under Regulation S, the Company believes that Regulation S did not apply as the Company itself, in addition to the investors and the respective transactions, were offshore and the laws of the United States would not have been applicable. (See pages 52 - 58.)

Form F-X

17. The Form F-X has been modified and re-executed to reflect the change of its jurisdiction of domicile to the Yukon Territory. (See Exhibit 99.1).

Mining Engineer's Comments

General

18. The Company has substantially revised the disclosure throughout the document to conform to the requirements of Industry Guide 7(b).

19. The Company has inserted a small-scale map showing the location and means of access to its Lookout Hill property using available airports, airstrips and the Mongolian public road system. Please note that a substantial portion of the overland access (after leaving either Mandalgovi or Dalanzadgad) is over dirt tracks that are not shown on any available map. (See Page 23).

20. The Company has revised the technical disclosure to incorporate the definition of technical terminology, where possible, into the text of the discussion. The Company has also revised the glossary to include only those technical terms that could not easily be defined in the text. (See, generally, Pages 20 - 30).

21. The Company has revised the first risk factor to address the fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability, that its properties do not contain any reserves, and any funds spent on exploration will probably be lost. (See Pages 12 - 13).

22. The Company has revised its website to include the cautionary note:

"This website also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

(See www.entreegold.com.)

Our Business, page 2

23. The Company has revised the Form 10-SB to indicate that it is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of its properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. (See pages 2, 8 and 13.)

24. The Company has provided commentary to make it clear to investors that even if it completes its current exploration program and it is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit, a reserve. (See pages 2 and 8.)

25. The Company has revised the last paragraph on page 3 of the Our Business section to remove the technical report referenced as an exhibit and Exhibit 99.2 has been removed. (See page 3 and item (99) Additional Exhibits.)

26. The Company has provided the consents of Andrejs Panteleyev. (See Item 99) Additional Exhibits.)

General Overview of Our Mongolian Licenses, page 18

27. The Company has clarified the commentary on its Mongolian Licenses by making it clear that an exploration license is not the same thing as a mining license. (See Page 21.)

Exploration, page 20

28. The Company has revised the text of the Exploration section to conform to the checklist provided by the Commission. (See Page 28.)

Changes in and Disagreements with Accountants, page 35

29. The Company has amended the Changes in and Disagreements with Accountants on Accounting and Financial Disclosure section to clarify that Davidson & Company audited its financial statements for the fiscal years ended April 30, 2002, April 30, 2003 and the eight month period ended December 31, 2003. (See Page 52).

Financial Statements

General

30. The Company has updated the Form 10-SB by including its financial statements for the quarter ended September 30, 2004.

31. The Company believes that revision to its consolidated financial statements for all necessary disclosure contemplated by SFAS 7 is not required because of the distinction for development stage enterprises in the extractive industries referred to in SFAS 7, paragraphs .25 to .28, where it is concluded that the "accounting for costs incurred in activities that are unique to enterprises in the extractive industries is outside the scope of this Statement" (see SFAS 7, paragraph .28).

Consolidated Balance Sheets, page F-3

32. The Company's receivables are substantially comprised of Goods and Services Tax receivables from the Canada Revenue Agency. The Canadian Goods and Services Tax ("GST") is a value-added tax and not an income tax; consequently all GST paid by the Company is refundable. The receivables do not represent receivables related to revenues from operations, as no revenues from operations have been generated since inception.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

33. The Company has rounded all per share amounts to the nearest penny, as requested.

34. The Company has revised its consolidated Statements of Operations and Comprehensive Loss to include the loss on settlement of debt as an operating expense and re-phrased the captioned subtotal as "Loss from operations". The Company considers the change in presentation to be immaterial.

Notes to the Consolidated Financial Statements

Note 7 - Common Stock

Escrow Shares, pages F-14 and F-15

35. The Company determines the fair value of the escrowed shares using the trading price of our publicly traded common shares at the appropriate valuation date according to the Company's significant accounting policies. The Company has revised the disclosure in Notes 2 and 7 to describe this method.

In determining how to recognize compensation expense relating to the performance escrow shares, the Company considered the guidance set forth in SAB Topic 5.T. but started with accounting and financial reporting guidance found at Item IV C. "Accounting for Shares Placed in Escrow in Connection with an IPO" in the March 31, 2001 document entitled Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance. This guidance reads as follows:

In order to facilitate an initial public offering by some companies, underwriters have requested certain promoter/shareholder groups (or all shareholders of a closely held company) to place their shares in escrow, with subsequent release of the shares contingent upon the registrant's attainment of certain performance-based goals. Although these shares are legally outstanding and are reported as such on the face of the balance sheet, the staff considers the escrowed shares to be "contingent shares" for purposes of calculating earnings per share under SFAS 128. In addition, the staff views the placement of shares in escrow as a recapitalization by promoters similar to a reverse stock split. The agreement to release the shares upon the achievement of certain criteria is presumed by the staff to be a separate compensatory arrangement between the registrant and the promoters. Accordingly, the fair value of the shares at the time they are released from escrow should be recognized as a charge to income in that period. However, the arrangement is not presumed to be compensatory if the shares are released to a person who has had no relationship to the registrant other than as a shareholder (for example, is not an officer, director, employee, consultant or contractor), and that person is not expected to have any other relationship to the company in the future.

The accounting treatment that the Company followed while the performance escrow shares were held by an original principal stockholder was as described in the second-to-last sentence of the above literature. However, as disclosed in Note 3 to the consolidated financial statements, the Company determined that upon the transfer of the performance escrow shares in accordance with the Share and Purchase Agreement and Trust Deed, the nature of the performance escrow shares changed as they were made available for the benefit of future employees, officers and directors. As a result, the Company determined that this event triggered the need to fair value the performance escrow shares and therefore, it looked to SFAS 123, paragraph .15 originally for guidance. However, as the exact timing when the performance escrow shares would be allocated or transferred to employees, officers and directors was not certain, the Company considered this issue within the context of the literature in EITF 96-18 with respect to accounting for stock-based compensation when the measurement date is not known and FIN 44 with respect to situations that require variable accounting for stock-based compensation.

After considering the above, the Company concluded that the most appropriate treatment was to record a compensation benefit, with a corresponding charge to additional paid-in capital recorded in stockholders' equity, when a portion or all of the escrow shares were allocated or transferred to specific individuals. This compensation benefit would be initially recorded at fair value, being the trading price of the Company's publicly traded common shares as mentioned above, and would be adjusted to the fair value at the end of each reporting period (i.e. marked-to-market) until the performance escrow shares are released from escrow. Performance escrow shares not allocated or transferred to specific individuals were not recorded at fair value as these performance escrow shares could just as likely be cancelled as they could be allocated or transferred.

In coming to our determination, we also considered the impact of this adoption of a new accounting policy under the guidance in APB No. 20. As the nature of the performance escrow shares was not the same after the Share and Purchase Agreement and Trust Deed as they were before, we believed that the adoption of this new accounting policy fell under the guidance in APB No. 20, paragraph .08 and accordingly, the Company concluded that the requirements with respect to a change in accounting policy did not apply.

Share purchase warrants, page F-16

36. The Company has amended its disclosure to include the assumptions and methodology used to value the warrants issued as requested. (See Page F-18)

Interim financial statements

General

37. The Company has revised its interim financial statements to conform them to the comments, above, as requested.

Note 5 - Mineral Property Interests, page F-30

38. The Company has revised it disclosure to ensure that the disclosure in the mineral property interest note in its financial statements conforms to the amounts presented in the consolidated statements of operations and comprehensive loss.

Finally, and as requested, we enclose the Company's written statement acknowledging that:

    it is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding this Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK, WILSON

Per: /s/ Ethan P. Minsky

Ethan P. Minsky

EPM/cjb
cc: Mr. Gregory Crowe
Mr. Hamish Malkin

Encl.